EXHIBIT 4.18

ADDENDUM TO CONCESSION AGREEMENT № 3

The Government of the Republic of Armenia (hereinafter referred to as “GOA”), represented by Mr. Artyom Movsesyan, who acts in his capacity of authorized representative and according to the Decree N: 1296-N, dated September 7th, 2006 of the Government of the Republic of Armenia (domiciled at: 1 Hanrapetutian Square, Yerevan city, Republic of Armenia), on the one side;

and

“Armenia” International Airports” Closed Joint Stock Company (hereinafter referred to as the “Manager”), Tax Payer Code Number 02562664, with legal domicile at Zvartnots International Airport, AIA Building, Yerevan City-42, Republic of Armenia, represented by its Director Mr. Juan Pablo Gechidjian, acting on the basis of the Articles of Association and entitled with enough powers to sign this document, on the other side.

GOA and the Manager will be jointly referred to as the “Parties”.

Whereas:

A.

On December 17, 2001, GOA and Corporacion America S.A. executed an agreement regarding the concession to administer, exploit and operate “Zvartnots” International Airport (the “Airport”), hereinafter the Agreement.

B.

According to the Addendum to the concession agreement executed on May 17, 2002 and due to the implementation of it, on May 22, 2002 Corporacion America S.A. transferred its rights and obligations established by the concession agreement to the Manager.

C.

The GOA has negotiated with the Manager that the main idea behind the works to be done at Gyumri “Shirak” Airport is to upgrade the existing facilities in order to improve the overall services rendered to actual and future operating air companies. This improvement will enable Gyumri “Shirak” Airport, in case of necessity, to serve as a good alternative to Zvartnots and Tbilisi Airports.

D.	The Manager expresses its readiness to carry out runway renovation and install lighting system in “Gyumri” Shirak” Airport at its own risk, means and expense.
E.	The operation if Gyumri “Shirak” Airport by the Manager shall be directly related with the operation of Yerevan “Zvartnots” International Airport.
F.

Within the framework of this Addendum № 3, the wording elements of the definition established by the Agreement for Yerevan “Zvartnots” International Airport shall be applicable to Gyumri “Shirak” Airport definition.

G.

Within the framework of Addendum № 3, the Gyumri “Shirak” Airport property definition will correspond to the meaning ascribed to Yerevan “Zvartnots” International Airport property established by the Concession Agreement.

The Parties agree:

1.

The GOA hereby expands the concession of “Zvartnots” International Airport granted to the Manger by virtue of the Agreement, and transfers the concession of Gyumri “Shirak” Airport to the Manager (hereinafter referred to as “Gyumri “Shirak” Airport Concession”), which includes the rights to engage in all types of aviation and non-aviation activities currently existing and occurring in the future listed in clause 5 of the Agreement.

2.	Under this Addendum № 3 the effectiveness terms established by the Agreement are applicable to “Gyumri” Shirak” Airport Concession, with all the opportunities of prolongation.
3.

For the purpose of transfer of “Gyumri” Shirak” Airport to the concession, the GOA, according to the law and other legal acts, shall obtain and ensure the state registration of its ownership rights to the land parcels, buildings, constructions and other immovable and movable property located at “Gyumri” Shirak” Airport, as well as shall transfer the right of use of above mentioned property to the Manager, ensuring the due registration of Manager’s right of use.

4.	The provisions of clause 13 of Agreement shall be applicable to the use of property.
5.	As of the moment of assuming the concession of “Gyumri” Shirak” Airport by the Manager by virtue of this Addendum № 3 the current situation is as follows:

The runway has irregular longitudinal declination reaching Δi=2% absolute value with sharp fluctuations and without vertical transition curvature. In some sectors this declination reaches 1,5%.

As to the transverse surface, then it is completely deformed and represents an irregular declination. On the central 16m that declination reaches maximum 3,3% and the minimum negative is about 2% (landslip), whereas out of the critical zone (at 8m distance from the axis to its border) that declination reaches maximum more than 5% and the minimum negative is about 1% (landslips).

In many cases landslips, intersections and ridges are observed on the pavement which hinder water drainage from the surface and create constructional inconveniences for the aircrafts. It is necessary to separate evident declinations arisen on different sectors of the pavement in the result of double asphalting of some sectors and local holes.

The works envisaged by the Master Plan presented as of the moment of signature of this Addendum № 3 are as follows:

The draft anticipates getting longitudinal surface with corrected declinations and transitions mitigated with vertical curvatures of 15000m radius. In this way ridges and landslips of the surface are removed. Longitudinal declination will become maximum 1,17% which is enough for operation of the aircrafts.

As to the transverse surface, then similar declination is anticipated from the axis to the joint which is situated at the distance of 8m (critical zone limit) and the other declination from that joint to pavement border. In the sectors where the declination is too high, ridges, landslips and intersections will be removed alongside with diminution of the declination. In the critical zone the maximum declination (central 16m) will not exceed 2.5% and with the exception of 20m crown (main taxiway sector) will never be a negative value. Declinations out of the critical zone will not exceed 3% and won’t be marked with negative mark.

The Manager undertakes the obligation to:

(a) carry out runway renovation and install lighting system in “Gyumri” Shirak” Airport at its own risk, means and expense;

(b) maintain the buildings, constructions passenger terminal and technical means necessary for proper operation of the airport received from the GOA, and carry out their current maintenance, do repairs at the discretion of the Manager, as well as carry out the cleaning works of the runway and main taxiway;

(c) the Manager shall, at its exclusive discretion, without time limitation and following from the commercial necessity, carry out complete or partial renovation of “Gyumri” Shirak” Airport at its own risk, means and expense.

6. In case of the GOA’s suggestion on further improvement of “Gyumri” Shirak” Airport than stated in clause 5 of this Addendum № 3 the GOA will discuss jointly with the Manager the possibilities of funding and implementation of such suggestion.

7. The meaning of internal rate of return (IRR) given by clause 3.1 of the Agreement, which shall form 10% (ten percent), shall be applicable to the investments made by the Manager in “Gyumri” Shirak” Airport. Financial flows for “Zvartnots” International Airport and “Gyumri” Shirak” Airport shall be separate.

8. The provisions of clause 13 of Agreement shall be applicable to the use of property.

9. The renovation works of “Gyumri” Shirak” Airport stated in clause 5 of this Addendum № 3 shall make the part of Master Plan envisaged by the Agreement and shall be subject to approval of the GOA in the manner prescribed by clause 10 of the Agreement.

10. The Manager shall perform the renovation of runway and installation of lighting system at “Gyumri” Shirak” Airport within the period of 20 June 2007 up to 20 October 2007.

11. The GOA shall perform the state registration of Manager’s right of use of the Property within 3 (three) months from the moment of execution of this Addendum № 3.

12. In the course of implementation of the works envisaged by this Addendum № 3, the operation of “Gyumri” Shirak” Airport will be temporarily interrupted and the GOA will arrange all the necessary communication to that end.

13. The Manager will ensure all the possible conditions for performance of military flights through “Gyumri” Shirak” Airport once per week within the period of runway renovation works envisaged by this Addendum № 3.

14. The Manager accepts and acknowledges that “Gyumri” Shirak” Airport is a joint-based aerodrome and the transfer of its concession may not, under any circumstances, be interpreted as termination of a joint-based regulation. The Manager, carrying out the concession of “Gyumri” Shirak” Airport, shall be governed by the Law of the Republic of Armenia on Aviation and the Decision N 1448-N dated 26 August 2004 of the Government of the Republic of Armenia.

15. “Gyumri” Shirak” Airport is defined as an international airport by the GOA and it will serve as an airport of destination for the flights performed to and from the Republic of Armenia, and the exercise of the Manager’s rights will not lead to the end of such definition. The GOA, in its turn, will ensure the said status of “Gyumri” Shirak” Airport throughout the whole period of its concession.

16. The GOA and the Manager will make all the efforts for the increase of passenger flow at “Gyumri” Shirak” Airport. While, such efforts will not impede in any manner the growth of passenger flow at Zvartnots International Airport.

17. The Manager will serve free of charge the flights performed for the purposes of the Republic of Armenia Ministry of Defence. While the flights performed for commercial purposes will charged by the Manager.

18. The Parties agree that throughout the whole period of “Gyumri” Shirak” Airport concession the second paragraph of sub-clause (vii) of clause 8.1 of the Agreement shall not be applicable.

19. This Addendum № 3 is the integral part of the Agreement.

20. All the issues not envisaged by this Addendum № 3, shall be regulated by corresponding provisions of Agreement.

21. The Parties agree that the present Addendum № 3 is subject to notary verification.

22. This Addendum № 3 is made in Armenian and English in (4) four legally equal copies

In witness whereof, the Parties execute this Addendum № 3 in Yerevan city, on 16 November 2007.

GOVERNMENT

/s/ Artyom Movsesyan

Artyom Movsesyan

Authorized representative of the Government

MANAGER

/s/ Juan Pablo Gechidjian

Juan Pablo Gechidjian

Director

“Armenia” International Airports” C.J.S.C.